

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2019

<u>Via Email</u>

Laura Shawver, Ph.D.
President and Chief Executive Officer
Synthorx, Inc.
11099 N. Torrey Pines Road, Suite 190
San Diego, California 92037

> **Re: Synthorx, Inc.**
> **Schedule 14D-9 filed by Synthorx on December 23, 2019**
> **File No. 005-90741**

Dear Dr. Shawver:

We have reviewed the above-captioned filing, and have the following comments. Our comments may ask you to provide information to us so we may better understand the disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide to us in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, pages 2-13</u>

1. The beneficial ownership table in footnote (5) on page 4 states that certain entities "may be deemed to have beneficial ownership" of certain shares held by Avalon Ventures and Avalon SPV. Use of the term "deemed" in this context, however, is not synonymous with the term "considered." As such, "deemed" not only has a distinguishable meaning, but also serves a specific legal purpose that ultimately results in the term intentionally only appearing within the regulatory text of Rule 13d-3(b) and Rule 13d-3(d) (which subparagraphs, together with subparagraph (a), determine, but do not define, who is a beneficial owner). Accordingly, if such entities beneficially own such shares, please delete the "may be deemed" qualification to remove the implication that a legal question or doubt exists as to whether those entities (and, by virtue of his shared voting and investment power, Jay Lichter) are in fact the beneficial owners of such shares.

2. We note the following statement: "The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about Synthorx in Synthorx's public reports filed with the SEC." Because the Merger Agreement was filed as an exhibit to the Schedule 14D-9, please revise such disclosure to remove any implication that the Merger Agreement and the summary thereof do not constitute public disclosure. Please make conforming changes as necessary throughout this paragraph. See Exchange Act Release No. 34-51283 (March 1, 2005).

Item 4. The Solicitation or Recommendation, pages 13-34

3. The disclosure on page 13 states that "our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer." Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state Synthorx's position with respect to the Offer or alternatively clarify that the Board's recommendation is being made on behalf of Synthorx. See Item 1000(f) of Regulation M-A for a definition of the term "subject company" in the context of Regulation M-A.

4. The disclosure regarding Company A's unsolicited offer for $70.00 in cash per share and the Board's response thereto appears incomplete. Please supplement such disclosure to indicate whether, as of the date the Schedule 14D-9 was filed, (1) the Board took any of the additional actions permitted to be taken in response to a Superior Offer by Section 5.3(c) of the Merger Agreement and (2) Company A took any further action with respect to its unsolicited offer or the Board's response thereto.

5. Notwithstanding the heading titled "*Reasons for Recommendation*," we note the disclosure that the Board "considered a number of factors" and that the "Board collectively reached the unanimous conclusion to approve the Merger Agreement and the Transactions in light of these various factors." Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, specifically require that reasons (as distinguished from factors) be disclosed. Please revise accordingly.

6. The disclosure on pages 24 and 25 indicates that the Projections contain non-GAAP financial measures, and that reconciliations of such non-GAAP measures to GAAP measures would not be feasible. Please advise us how these disclosures comply with Rule 100 of Regulation G or, alternatively, explain to us why compliance is not required.

7. The disclosure on page 27 indicates that Synthorx provided Centerview with certain Internal Data. Please advise us if this Internal Data is different from the Projections disclosed on pages 25 and 26. If such Internal Data is different, please advise us what consideration Synthorx has given to disclosing such Internal Data.

Item 6. Interest in Securities of the Subject Company, page 34

8. Please advise us how Sythorx concluded that the representation "[n]o transactions with respect to our Shares have been effected [ ] during the [past] 60 days….except for the following purchases" is not inconsistent with the disclosure on page 6 regarding the December 17 and 18, 2019 grants of equity awards to Drs. Leveque, Milla and Shawver.

Item 8. Additional Information, pages 35-40

9. Please refer to the following statement: "This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL [ ]." Although you may include disclaimers concerning the nature of a summary, the summary should not contain omissions of material fact. Please confirm that no such omissions exist, or revise the disclosure as appropriate.

*   *   *

We remind you that Synthorx and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Barbara Borden, Esq.
Rama Padmanabhan, Esq.
Kenneth J. Rollins, Esq.